FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong. [redacted] 9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓 [redacted] 丹利街十六號騏利大廈九樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk [redacted] Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

08000900

Our Ref.: S/7911/94 LTO/kk

4 FEB 2008

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 1 February 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
FEB 27 2008
THOMSON FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

华潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CHANGES IN DIRECTORS AND SENIOR MANAGEMENT

The board of directors (the "Board") of China Resources Enterprise, Limited (the "Company") announces that with effect from 1 February 2008:

- Mr. Qiao Shibo has resigned as Non-Executive Director of the Company;
- Mr. Li Fuzuo has been appointed as Non-Executive Director of the Company;
- Mr. Zhu Dan has resigned as Vice President of the Company; and
- Mr. Chen Lang and Ms. Guo Jinqing have been appointed as Vice Presidents of the Company.

Resignation of Director

The Board announces that Mr. Qiao Shibo has resigned as Non-Executive Director of the Company with effect from 1 February 2008. Mr. Qiao has been appointed as Chief Executive Officer of China Worldbest Group Co. Ltd. (中國華源集團有限公司) ("China Worldbest") since 14 November 2006 and is responsible for its operational management and strategic restructuring. Due to increasingly hectic work and travelling schedule at China Worldbest, Mr. Qiao has found it strenuous to dedicate sufficient time to discharge his responsibilities as Non-Executive Director of the Company. Mr. Qiao confirmed that he has no disagreement with the Board.

Appointment of Director

The Board also announces that Mr. Li Fuzuo has been appointed as Non-Executive Director of the Company with effect from 1 February 2008.

Mr. Li Fuzuo, aged 43, is currently an Assistant President of China Resources (Holdings) Company Limited ("CRH"), the Company's immediate controlling shareholder, and President of the Strategy Management Department of CRH, as well as Non-Executive Director of China Resources Logic Limited and China Resources Land Limited, shares of both of which are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and also subsidiaries of CRH. Mr. Li joined CRH in 1990 and was the General

Manager of Enterprise Development Department of CRH and China Resources Development & Investment Company Limited. He was also the General Manager of China Resources Golden Corn (Heilongjiang) Co. Ltd. and the Deputy Chairman and General Manager (resigned from both positions on 6 March 2006) of China Resources (Jilin) Bio-chemical Co., Ltd., shares of the latter company are listed in China. Further, Mr. Li was a Non-Executive Director (resigned on 30 March 2006) of China Resources Peoples Telephone Company Limited, the listing of its shares on the Main Board of the Stock Exchange was withdrawn on 29 March 2006. Mr. Li obtained both his Bachelor's and Master's Degrees in Mechanical Manufacturing Engineering from the Beijing University of Aeronautics and Astronautics in 1987 and 1990 respectively. Save as disclosed above, Mr. Li did not hold any directorship in other listed public companies in the last three years and does not hold any other position with the Company or any other members of the Company's group.

With respect to his directorship with the Company, there is no service contract or specific length or proposed length of service except that his directorship is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles of Association of the Company. Mr. Li will receive director's fees in respect of his directorship as determined by the members of the Company in accordance with its Articles of Association.

As at the date of this announcement, Mr. Li does not have any interest in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance. Save for the positions held in the substantial shareholder of the Company as disclosed above, Mr. Li is and was not connected to any director, senior management or substantial or controlling shareholders of the Company.

Save as disclosed above, the Board is not aware of any other matters with respect to the resignation of Mr. Qiao Shibo and the appointment of Mr. Li Fuzuo that need to be brought to the attention of the shareholders of the Company, and relating to the appointment of Mr. Li Fuzuo, any other information which are required to be disclosed under Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange.

Resignation and Appointment of Vice Presidents

The Board also announces that Mr. Zhu Dan has resigned as Vice President of the Company and Mr. Chen Lang and Ms. Guo Jinqing have been appointed as Vice Presidents of the Company all with effect from 1 February 2008.

Mr. Chen Lang, aged 42, is currently the Vice Chairman and Chief Executive Officer of China Resources Vanguard Company Limited and the Chairman of Suguo Supermarket Company Limited. He is also a Director of CRH and China Resources National Corporation.

Mr. Chen holds a Bachelor of Economics degree from Anhui University, China and a Master of Business Administration degree from the University of San Francisco, United States of America. Mr. Chen joined China Resources (Holdings) Company Limited in 1989. He was previously the Vice Chairman and Chief Executive Officer of China Resources Logic Limited. Prior to that, he was the Chairman and General Manager of China Resources Development and Investment Company Limited and was in charge of a number of substantial investments in Canada and Thailand of CRH.

Ms. Guo Jinqing, aged 42, has been the Managing Director of Ng Fung Hong Limited since 2001. She joined Ng Fung Hong Limited in 1991 and assumed the role of Deputy Managing Director in 1996. Ms. Guo holds a Bachelor of Economic degree from the University of International Business and Economics, China and a Master of Business Administration degree from Murdoch University, Australia. She has substantial experience in trading and corporate management.

The Board would like to take this opportunity to express its gratitude and appreciation to Mr. Qiao and Mr. Zhu for their valuable contributions to the Company during their years as Director and Vice President of the Company respectively. The Board would also like to extend a warm welcome to Mr. Li in joining the Company and to congratulate Mr. Chen and Ms. Guo on their promotions.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 1 February 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END